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Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

TSX: **G** NYSE: **GG**

GOLDCORP FILES TECHNICAL REPORTS FOR ÉLÉONORE AND PUEBLO VIEJO

Vancouver, British Columbia, March 28, 2014 – GOLDCORP INC. (TSX: G, NYSE: GG) announced that a National Instrument 43-101 technical report has been filed for each of Goldcorp's 100% owned Éléonore project and its 40% owned Pueblo Viejo mine. The Éléonore project contained 4.03 million ounces of proven and probable gold mineral reserves (19.3 Mt at 6.49 g/t) and 4.10 million ounces of inferred gold mineral resources (13.25 Mt at 9.63 g/t) as of December 31, 2013.

As at December 31, 2013, the Pueblo Viejo mine (40% basis) contained the following:

PROVEN AND PROBABLE MINERAL RESERVES			
Gold	61.90 Mt	3.25 g/t	6.46 Moz
Silver	61.90 Mt	20.46 g/t	40.72 Moz
Copper	61.90 Mt	0.11%	152 Mlbs
MEASURED AND INDICATED MINERAL RESOURCES			
Gold	77.07 Mt	2.42 g/t	6.01 Moz
Silver	77.07 Mt	13.31 g/t	32.99 Moz
Copper	77.07 Mt	0.09%	159 Mlbs
INFERRED MINERAL RESOURCES			
Gold	3.31 Mt	3.11 g/t	0.33 Moz
Silver	3.31 Mt	20.27 g/t	2.16 Moz
Copper	3.31 Mt	0.11%	8 Mlbs

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Goldcorp December 31, 2013 Reserve and Resource Reporting Notes:

1. All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

2. All Mineral Resources are reported exclusive of Mineral Reserves.

3. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

4. Reserves and Resources are reported as of December 31, 2013, with the following conditions or exceptions:

    1. Reserves and Resources for Pueblo Viejo are as per information provided by Barrick Gold Corporation.

5. Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,300 per ounce of gold, $22 per ounce of silver, $3.00 per pound of copper, $0.90 per pound of lead, and $0.90 per pound of zinc, unless otherwise noted below:

    1. Pueblo Viejo $1,100/oz gold, $21/oz silver, $3.00/lb copper

6. Mineral Resources are estimated using US$ commodity prices of $1,500 per ounce of gold, $24 per ounce of silver, $3.50 per pound of copper, $1.00 per pound of lead, and $1.00 per pound of zinc, unless otherwise noted below;

    1. Pueblo Viejo $1,500/oz gold, $24/oz silver, $3.50/lb copper

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

These tables use the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Scientific and technical information contained in this press release was reviewed and approved by Maryse Belanger, P.Geo., Senior Vice-President, Technical Services for Goldcorp, and a "qualified person" as defined by National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101").

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2012 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
www.goldcorp.com